UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   GRIFFITHS, SCOTT A
   450 FAUST LANE


   HOUSTON, TX  77024
2. Date of Event Requiring Statement (Month/Day/Year)
   9/16/98
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SENIOR VICE PRESIDENT-
   DOMESTIC EXPLORATION
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 390 (1)             I   401(k) Plan
Common Stock                                                 721 (2)             I   ESOP

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (3)       03/22/99  Common Stock                 176        $5.8949    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       03/14/01  Common Stock                 6,688      $6.6762    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       01/04/03  Common Stock                 4,400      $7.1023    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       12/08/03  Common Stock                 4,400      $7.5995    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       01/24/00  Common Stock                 3,000      $7.6705    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       09/24/01  Common Stock                 13,200     $8.2387    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       01/23/05  Common Stock                 4,400      $9.4461    D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       07/15/08  Common Stock                 20,000     $11.6875   D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       01/22/06  Common Stock                 3,520      $12.1449   D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       07/15/07  Common Stock                 12,000     $18.8125   D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       01/23/07  Common Stock                 4,250      $21.9375   D           Direct
(right to buy)

Explanation of Responses:

(1)
Holdings reported are as of 12/31/97.  Updated holdings as of 12/31/98 will be reported on the year-end Form 5.
(2)
Holdings reported are as of 12/31/97.  Updated holdings as of 12/31/98 will be reported on the year-end Form 5.
(3)
The option, which represents a right-to-buy, vests incrementally over a four-year period beginning six months from date of grant.
(4)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Scott A. Griffiths
DATE